SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C. 20549

                             SCHEDULE 13D

      Under the Securities Exchange Act of 1934 (Amendment No. 2)


                 POLICY MANAGEMENT SYSTEMS CORPORATION
     ------------------------------------------------------------
                           (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE
     ------------------------------------------------------------
                    (Title of Class of Securities)

                              731108 10 6
     ------------------------------------------------------------
                            (CUSIP Number)

                          Donald D. Westfall
                       Associate General Counsel
              International Business Machines Corporation
                                MD 105
                           Armonk, NY  10504
                            (914) 765-4478
     ------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                            April 26, 1994
     ------------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See
          Rule 13d-1(a) for other parties to whom copies are to be sent.

          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


     CUSIP No. 731108 10 6


          (1)  Names of Reporting Persons S.S. or I.R.S.
               Identification Nos. of Above Persons

               International Business Machines Corporation
               13-0871985
     ------------------------------------------------------------
          (2)  Check the Appropriate Box if a Member of a Group
                                             (a)       [ ]
                                             (b)       [ ]
     ------------------------------------------------------------
          (3)  SEC Use Only
     ------------------------------------------------------------
          (4)  Source of Funds
               N/A
     ------------------------------------------------------------

          (5)  Check if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(d) or 2(e)      [ ]
     ------------------------------------------------------------
          (6)  Citizenship or Place of Organization
               New York
     ------------------------------------------------------------
            Number of    (7)  Sole Voting Power         1,560,524
           Shares Bene-
             ficially    (8)  Shared Voting Power       0
             Owned by
           Each Report-  (9)  Sole Dispositive Power    1,560,524
            ing Person
               With     (10)  Shared Dispositive Power  0
     ------------------------------------------------------------
          (11) Aggregate Amount Beneficially Owned by Each
               Reporting Person

               1,560,524
     ------------------------------------------------------------
          (12) Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares

               [ ]
     ------------------------------------------------------------
          (13) Percent of Class Represented by Amount in Row (11)

               7.7%
     ------------------------------------------------------------
          (14) Type of Reporting Person (See Instructions)

               CO

               This Report relates to the common stock, par value

     $.01 per share (the "Common Stock"), of Policy Management

     Systems Corporation (the "Company").  The Report on

     Schedule 13D filed by International Business Machines

     Corporation ("IBM") dated August 31, 1989 (the "Original

     Report"), as amended by IBM on November 9, 1989 ("Amendment

     No. 1"), is hereby amended and supplemented as set forth

     below.  The Original Report, as amended by Amendment No. 1 is hereinafter referred to as "Schedule 13D".  All

     capitalized terms not otherwise defined herein shall have

     the meanings ascribed to them in Schedule 13D.

               Pursuant to Section 232.101 of Regulation S-T,

     which provides that an amendment to a paper format

     Schedule 13D filed by a registrant that has become subject to mandated electronic filing shall be in electronic format and the first such amendment shall restate the entire text of the Schedule 13D, the Original Report and Amendment No. 1

     are being filed as part of this Report as Attachment 1 and

     Attachment 2 respectively, hereto and are hereby

     incorporated by reference herein for all purposes.  Because previously filed paper exhibits to a Schedule 13D are not

     required to be restated electronically, exhibits to the

     Original Report and Amendment No. 1 are not being refiled

     with this Report.

               The descriptions contained in this Report of

     certain agreements and documents are qualified in their

     entirety by reference to the complete texts of such

     agreements and documents, which have been filed as exhibits to the Schedule 13D, as amended by this Report, and

     incorporated by reference herein.



     Item 4.  Purpose of Transaction

               Item 4 of the Schedule 13D is hereby amended by

     deleting the last two paragraphs thereto and replacing it

     with the following:

               On April 26, 1994, IBM and the Company entered

     into a Stock Purchase Agreement, in which IBM agreed to sell and the Company agreed to buy, subject to customary closing conditions, 2,278,537 shares of Common Stock for the sum of

     $56,439,361.49 ($24.77 per share) subject to certain

     adjustments (the "Company Repurchase").  On May 16, 1994,

     the Company Repurchase was consummated for an adjusted

     aggregate amount of $56,299,082.62 (approximately $24.71 per share).  Additionally, on April 26, 1994, IBM, General

     Atlantic Partners 14, L.P. ("GAP 14") and GAP Coinvestment

     Partners ("GAP Coinvestment"; and together with GAP 14, the

     "Investors") entered into a Stock Purchase Agreement, in

     which IBM agreed to sell and GAP 14 and GAP Coinvestment agreed to buy, 1,367,122 and 151,902 shares of Common Stock,

     respectively, for an aggregate amount of $37,626,224.48

     ($24.77 per share) subject to certain adjustments (the

     "Investor Sale").  The closing of the Investor Sale is

     subject to certain closing conditions including i) the

     consummation of the sale of 2,278,537 shares of Common Stock by IBM to the Company, ii) the expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust

     Improvements Act of 1976, iii) the execution and delivery by the Company of a Shareholders' Agreement and Registration

     Rights Agreement to the Investors and iv) certain other

     customary conditions to closing.  After the closing of the

     Company Repurchase and the Investor Sale (3,797,561 shares of Common Stock in the aggregate), IBM will cease to

     beneficially own any shares of Common Stock other than

     41,500 shares of Common Stock held by an IBM pension fund.

               Except as set forth in the preceding paragraphs,

     IBM does not have any plans or proposals which relate to

     (a) an extraordinary corporate transaction, such as a

     merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (b) a sale or transfer of a

     material amount of assets of the Company or any of its

     subsidiaries; (c) any change in the present management of

     the Company or the present Board of Directors of the

     Company; (d) any material change in the present

     capitalization or dividend policy of the Company; (e) any

     other material change in the Company's business or corporate structure; (f) changes in the Company's charter or By-laws or other actions which may impede the acquisition of control of the Company by any person; (g) causing a class of

     securities of the Company to cease to be authorized to be

     quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity

     securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the

     Securities Exchange Act of 1934; or (i) any action similar to any of the foregoing actions.




     Item 5.   Interest in Securities of Company

               Item 5 is amended by deleting the entire text

     thereof and adding the following:

               Except for 41,500 shares of Common Stock (or 0.2%

     of the outstanding Common Stock) owned indirectly through a pension fund, the only shares of Common Stock that IBM

     beneficially owns are 1,519,024 shares of Common Stock (or

     7.5% of the outstanding Common Stock) that were issued on

     conversion of shares of Series A Preferred Stock that IBM

     acquired under the Agreement. IBM possesses the sole power to vote or to direct the vote and to dispose of or direct the disposition of all shares of Common Stock beneficially owned by it, subject to its obligations under the Agreement.

               On October 25, 1989, all the shares of Series A

     Preferred Stock held by IBM were automatically converted

     into an equal number of shares of Common Stock.  The

     Agreement required the Company to use its best efforts to

     obtain shareholder approval under the South Carolina Control

     Share Acquisitions Act of voting rights for IBM's Voting

     Securities, in the event that such Voting Securities

     represent one-fifth or more of all the voting power of the

     Company (within the meaning of such Act), but only to the

     extent that such Voting Securities represent no more than

     30% of the Outstanding Voting Power of the Company.  Upon

     the granting of such approval, as provided in the Agreement,

     all the Series A Preferred Stock was deemed converted into

     Common Stock.

               On April 26, 1994, IBM and the Company agreed to

     the terms of a Stock Purchase Agreement, in which IBM will sell 2,278,537 shares of Common Stock to the Company for the sum of $56,439,361.49 ($24.77 per share) subject to certain adjustments.  On May 16, 1994, the Company Repurchase was

     consummated for an adjusted aggregate amount of

     $56,299,082.62 (approximately $24.71 per share).

     Additionally, on April 26, 1994, IBM, GAP 14 and GAP

     Coinvestment agreed to the terms of a Stock Purchase

     Agreement, in which IBM will sell 1,367,122 and 151,902

     shares of Common Stock to GAP 14 and GAP Coinvestment,

     respectively, for an aggregate amount of $37,626,224.48

     ($24.77 per share) subject to certain adjustments.  As a

     result of the Company Repurchase and the Investor Sale which is expected to occur on or prior to June 30, 1994 (3,797,561 shares of Common Stock in the aggregate), IBM will cease to beneficially own any shares of Common Stock other than

     41,500 shares of Common Shares held by an IBM pension fund.

               Except as described above and except as set forth

     in Schedule A, neither IBM nor, to the best of IBM's

     knowledge, any person named on Schedule A beneficially owns any shares of Common Stock or has effected any transactions in Common Stock during the past 60 days.



     Item 6.  Contracts, Arrangements, Understandings or

     Relationships with Respect to Securities of the Issuer

               The information set forth under Item 4 and

     Exhibits 2 and 3 hereto is incorporated herein by reference.


     Item 7.   Material To Be Filed as Exhibits

               Item 7 of the Schedule 13D is hereby supplemented

     and amended to include the following information:

               Exhibit 2.  Stock Purchase Agreement dated as of

     April 26, 1994, between International Business Machines

     Corporation and Policy Management Systems Corporation.

               Exhibit 3.  Stock Purchase Agreement dated as of

     April 26, 1994, among International Business Machines

     Corporation, General Atlantic Partners 14, L.P. and GAP

     Coinvestment Partners.

                               SIGNATURE

               After reasonable inquiry and to the best of my

     knowledge and belief, I certify that the information set

     forth in this statement is true, complete and correct.


     Dated:  May 25, 1994

                                   INTERNATIONAL BUSINESS
                                   MACHINES CORPORATION,

                                   by
                                        /s/ John E. Hickey
                                      Name:   John E. Hickey
                                      Title:  Secretary



     See Schedule B hereto for
     evidence of signing authorization

                              SCHEDULE A


               Each of the persons beside whose name an asterisk appears is a director of IBM. Each of the persons named below is a citizen of the United States of America, except Fritz Gerber (Switzerland), John M. Thompson (Canada) and Lodewijk C. van Wachem (Netherlands). The business address of each person whose principal employment is with IBM is Old Orchard Road, Armonk, New York 10504.



                                  Business address and principal
           Name                   occupation or employment

     Louis V. Gerstner*           Chairman of the Board, IBM.

     Harold Brown*                Counselor, Center for Strategic
                                  and International Studies,
                                  (CSIS), Suite 400, 1800 K
                                  Street NW, Washington D.C.
                                  20006

     James E. Burke*              Retired Chairman of the Board,
                                  Johnson & Johnson,
                                  317 George Street, Plaza 2,
                                  Suite 200, New Brunswick, NJ
                                  08933-7006.

     Fritz Gerber* -              Chairman and Chief Executive Of
     Switzerland                  officer, Roche Holding Ltd.,
                                  Zurich Insurance Company, P.O.
                                  Box Ch-8022 Zurich, Switzerland

     Nannerl O. Keohane*          President, Duke University
                                  Office of the President
                                  207 Allen Building, Box 90001
                                  Duke University
                                  Durham, North Carolina 27708-
                                  0038

     Charles F. Knight*           Chairman of the Board,
                                  Emerson Electric Co.,
                                  8000 W. Florissant Avenue,
                                  P.O. Box 4100, St. Louis,
                                  MO 63136-8506

     Thomas S. Murphy*            Chairman of the Board,
                                  Capital Cities/ABC, Inc.,
                                  77 W. 66th Street, New York,
                                  NY 10023-6298

     Paul J. Rizzo*               Vice Chairman of the Board,
                                  IBM.

     John B. Slaughter*           President,
                                  Occidental College,
                                  1600 Campus Road
                                  Los Angeles, CA 90041

     Lodewijk C. van Wachem* -    Chairman of the Supervisory
     Netherlands                  Board, Royal Dutch Petroleum
                                  Company, Box 162, 2501 AN,
                                  The Hague,
                                  Netherlands

     Edgar S. Woolard, Jr.*       Chairman of the Board
                                  and Chief Executive Officer,
                                  E.I. du Pont
                                  de Nemours & Co., Inc.,
                                  1007 Market Street,
                                  Wilmington, DE 19898

     James A. Cannavino           Senior Vice President, IBM.

     Donato A. Evangelista -      Senior Vice President, IBM.

     Ellen M. Hancock             Senior Vice President, IBM.

     Robert J. LaBant             Senior Vice President, IBM.

     Ned C. Lautenbach            Senior Vice President, IBM.

     G. Richard Thoman            Senior Vice President, IBM.

     John M. Thompson - Canada    Senior Vice President, IBM.

     Patrick A. Toole             Senior Vice President, IBM.

     Richard F. Wallman,          Controller, IBM

     Jerome B. York               Senior Vice President and Chief
                                  Financial Officer, IBM

     Frederick W. Zuckerman       Vice President and Treasurer,
                                  IBM

                              Schedule B


     Excert from IBM By-laws with respect to Signature Authority of Officers.




                              ARTICLE VI

                      Contracts, Checks, Drafts,
                          Bank Accounts, Etc.


               SECTION 1. Execution of Contracts. Except as otherwise required by law or these By-laws, any contract or other instrument may be executed and delivered in the name of the Corporation by any officer (including any assistant officer) of the Corporation. The Board or the Executive Committee may authorize any agent or employee to execute and deliver any contract or other instrument in the name and on behalf of the Corporation, and such authority may be general or confined to specific instances as the Board or such Committee, as the case may be, may by resolution determine.

                             ATTACHMENT 1


                  SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C. 20549

                             SCHEDULE 13D

     Under the Securities Exchange Act of 1934 (Amendment No.   )


                 POLICY MANAGEMENT SYSTEMS CORPORATION
     ------------------------------------------------------------
                           (Name of Issuer)


                     COMMON STOCK, $.01 PAR VALUE
     ------------------------------------------------------------
                    (Title of Class of Securities)


                              731108 10 6
     ------------------------------------------------------------
                            (CUSIP Number)


              Donald Westfall, Associate General Counsel
              International Business Machines Corporation
      Room 1E-73, 2000 Purchase Street, Purchase, New York 10577
     ------------------------------------------------------------
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                            August 24, 1989
     ------------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See
          Rule 13d-1(a) for other parties to whom copies are to be sent.

          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


     CUSIP No. 731108 10 6


          (1)  Names of Reporting Persons S.S. or I.R.S.
               Identification Nos. of Above Persons

               INTERNATIONAL BUSINESS MACHINES CORPORATION
               13-0871985
     ------------------------------------------------------------
          (2)  Check the Appropriate Box if a Member of a Group
                                             (a)       [ ]
                                             (b)       [ ]
     ------------------------------------------------------------
          (3)  SEC Use Only
     ------------------------------------------------------------

          (4)  Source of Funds

               WC
     ------------------------------------------------------------
          (5)  Check if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(d) or 2(e)      [ ]
     ------------------------------------------------------------
          (6)  Citizenship or Place of Organization

               New York
     ------------------------------------------------------------
     Number of    (7)  Sole Voting Power                3,804,261
    Shares Bene-                             (see text of Item 4)
      ficially
      Owned by    (8)  Shared Voting Power                      0
    Each Report-
     ing Person   (9)  Sole Dispositive Power           3,804,261
        With
                 (10)  Shared Dispositive Power                 0
     ------------------------------------------------------------
          (11) Aggregate Amount Beneficially Owned by Each
               Reporting Person

               3,804,261
     ------------------------------------------------------------
          (12) Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares

               [ ]
     ------------------------------------------------------------
          (13) Percent of Class Represented by Amount in Row (11)

               19.8%
     ------------------------------------------------------------
          (14) Type of Reporting Person (See Instructions)

               CO

     Item 1.   Security and Issuer

               This statement relates to the Common Stock, par

     value $.01 per share (the "Common Stock"), of Policy

     Management Systems Corporation (the "Company"), a South

     Carolina corporation with its principal executive offices at

     1 PMS Center, Blythewood, South Carolina 29016.


     Item 2.   Identity and Background

               International Business Machines Corporation

     ("IBM") is a New York corporation with its principal office at Old Orchard Road, Armonk, New York, 10504.  The

     operations of IBM are principally in the field of

     information processing systems, software, communications

     systems and other products and services.

               The attached Schedule I is a list of the executive

     officers and directors of IBM which contains the following information with respect to each such person:

               (a)  name;

               (b)  business address;

               (c)  present principal occupation or employment

          and the name, principal business and address of any

          corporation or other organization in which such

          employment is conducted; and

               (d)  citizenship.

               During the last five years, neither IBM nor, to

     the best of IBM's knowledge, any person named in Schedule I has been convicted in a criminal proceeding (excluding

     traffic violations or similar misdemeanors) or has been a

     party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such

     person was or is subject to a judgment, decree or final

     order enjoining future violations of, or prohibiting or

     mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


     Item 3.   Source and Amount of Funds and Other Consideration

               Funds for the purchase of 3,797,561 shares issued

     by the Company pursuant to the Agreement described in Item 4 in the amount of $116,775,001 were provided from IBM's own funds.


     Item 4.  Purpose of Transaction

               On July 26, 1989, IBM entered into a Stock

     Purchase Agreement (the "Agreement") with the Company,

     pursuant to which the Company issued and IBM acquired, on

     August 24, 1989, 3,797,561 shares of Series A Convertible

     Special Stock, par value $.01 per share (the "Series A

     Preferred Stock").  Those shares were purchased for

     investment.

               The Series A Preferred Stock is convertible into

     Common Stock at a one-to-one conversion ratio, subject to

     customary anti-dilution adjustments.  The Series A Preferred

     Stock will have one vote per share and will vote together

     with the Common Stock as one class.  Therefore, if all the

     Series A Preferred Stock is outstanding, IBM will have

     3,797,561 votes on all matters submitted to a vote of

     stockholders of the Company, including the election of

     directors.

               In addition, the Series A Preferred Stock will

     entitle IBM, at its option, to cause the Board of Directors of the Company to be increased by one director and permit

     IBM to elect such additional director, so long as IBM owns

     Series A Preferred Stock representing at least 10% of the

     Outstanding Voting Power of the Company (as defined in the

     Agreement).  "Outstanding Voting Power" of the Company for

     purposes of the Agreement means the total number of votes

     which may be cast in the election of directors if all Voting

     Securities then outstanding were present and voted, other

     than votes that may be cast only by one class or series of stock (other than Common Stock) or upon the happening of a contingency.  "Voting Securities" of the Company for

     purposes of the Agreement are the Common Stock, any other

     securities having a right to vote generally for directors and any securities, rights or options convertible into, or exchangeable or exercisable for, such securities.

               The Agreement contains a "standstill" provision

     which prohibits IBM from acquiring any Voting Securities

     without the consent of the Company if such acquisition would cause IBM to own more than 30% of the Outstanding Voting

     Power of the Company.  However, IBM may acquire Voting

     Securities without regard to the standstill provision (1) in response to a tender offer for 35% or more of the

     Outstanding Voting Power of the Company or (2) if any other person or group acquires 20% or more of the Outstanding

     Voting Power of the Company.

               Although the standstill provision permits IBM to

     acquire in the open market and from the Company additional

     Voting Securities that would bring its holdings up to and

     including 30% of the Outstanding Voting Power of the

     Company, certain provisions of Title 35, Chapter 2 of the

     1976 Code of South Carolina would deprive IBM of the right to vote any and all shares of capital stock of the Company in the event that, without previously obtaining appropriate stockholder approval, IBM acquired one-fifth or more of "all voting power" of the Company (as defined in such Code).

     Therefore, the Agreement requires the Company to use its

     best efforts to obtain no later than March 15, 1990, the approval by its stockholders of voting rights for IBM in the event that IBM acquires one-fifth or more of the voting

     power of the Company for purposes of such Code but not more than 30% of the Outstanding Voting Power of the Company.

     Upon approval of such voting rights, all the Series A

     Preferred Stock will be automatically converted into Common

     Stock.

               IBM is required under the Agreement to vote all

     its Voting Securities for the nominees to the Board of

     Directors of the Company of a committee of independent

     Directors not employed by the Company, so long as (1) the

     standstill provision is in effect and (2) IBM is entitled to elect a director as the holder of the Series A Preferred

     Stock or to designate nominees to the Board of Directors

     under the Agreement, as described in the next paragraph.

               The Company is required to include in the slate of

     nominees recommended to holders of Common Stock and to

     otherwise use its best efforts to cause the election to the

     Board of Directors of a specified number of persons

     designated by IBM:  two persons if IBM owns at least 16% of the Outstanding Voting Power of the Company (but only one if

     IBM, as the holder of the Series A Preferred Stock, is to

     elect a director); and one person if IBM owns at least 10%,

     but less than 16%, of the Outstanding Voting Power of the

     Company (but none if IBM, as the holder of the Series A

     Preferred Stock, is to elect a director).

               So long as IBM owns more than 10% of the

     Outstanding Voting Power of the Company, IBM will be

     entitled, at the sole option of the Company, to designate an observer to attend meetings of the Board of Directors.  The parties have agreed that the Company may withhold from any such observer, any director elected solely by the holders of the Series A Preferred Stock and any director designated by

     IBM under the Agreement, any information which would, if

     disclosed to IBM, result in a competitive disadvantage to

     the Company.

               IBM is also required, so long as the standstill

     provision and the development and marketing agreement

     described below are in effect and IBM owns at least 16% of the Outstanding Voting Power of the Company, to vote its

     Voting Securities on all matters other than the election of directors in the same proportion as the votes cast by other holders of Voting Securities, except that IBM may vote its

     Voting Securities in its sole discretion with respect to

     specified material matters and with respect to any action

     that is materially adverse to IBM and except that IBM may

     vote all or a greater portion of its Voting Securities in favor of any matter that is recommended favorably by the

     Board of Directors.

               So long as IBM owns 5% or more of the Outstanding

     Voting Power of the Company, IBM is required not to transfer any Series A Preferred Stock and not to transfer any other

     Voting Securities (including Common Stock issued on

     conversion of the Series A Preferred Stock), except (1) to a person approved by the Company, (2) in a privately

     negotiated transaction exempt from registration under the

     Securities Act of 1933 or pursuant to Rule 144 under such

     Act, (3) pursuant to an underwritten public offering

     registered under such Act or (4) in response to a tender

     offer which is approved or not opposed by the Board of

     Directors or which is for more than 35% of the Outstanding

     Voting Power of the Company.  So long as IBM owns 5% or more of the Outstanding Voting Power of the Company, IBM is

     required not to (a) privately sell Voting Securities

     representing 5% or more of the Outstanding Voting Power of the Company to any person or group or (b) privately sell any

     Voting Securities to any person or group who has on file

     with the Securities and Exchange Commission a current

     statement on Schedule 13D under the Securities Exchange Act of 1934 reporting its ownership of 5% or more of the

     Outstanding Voting Power of the Company.

               With limited exceptions, so long as IBM owns 5% or

     more of the Outstanding Voting Power of the Company, IBM has a right of first refusal on any Voting Securities which the

     Company is proposing to sell.  IBM may exercise its right of first refusal to bring its holdings up to, but not in excess of, (1) 30% of the Outstanding Voting Power of the Company

     or (2) the percentage interest in the Company which would be held after the proposed sale of Voting Securities by the

     proposed buyer of such Voting Securities, whichever is

     greater.  The Company has a right of first refusal, as long as IBM owns 5% or more of the Outstanding Voting Power of

     the Company, on any Voting Securities which IBM is proposing to sell privately, pursuant to Rule 144 under the Securities

     Act of 1933 or in response to a tender offer for more than

     35% of the Outstanding Voting Power of the Company.

               IBM has certain rights under the Agreement to

     cause the Company to register under the Securities Act of

     1933 the Common Stock into which the Series A Preferred

     Stock is convertible.  IBM is required, prior to requesting the Company to effect any such registration, to give the

     Company the opportunity to purchase the Common Stock to be registered at the Average Market Price (defined as the 20-

     day trailing average price).

               In the event of any issuance of Voting Securities

     (including upon the exercise, but not upon the issuance, of employee stock options), IBM has the right, so long as IBM owns 5% or more of the Outstanding Voting Power of the

     Company, to preserve its percentage interest in the

     Outstanding Voting Power of the Company by purchasing Common

     Stock at the Average Market Price.

               IBM and the Company entered into a development and

     marketing agreement dated July 26, 1989.  The agreement

     provides for IBM's assistance to the Company in its

     development of insurance applications for IBM's systems

     application architecture.  In addition, IBM and the Company will establish marketing programs for certain of the

     Company's insurance applications.

               Except as set forth in the preceding paragraphs,

     IBM does not have any plans or proposals which relate to (a)

     an extraordinary corporate transaction, such as a merger,

     reorganization or liquidation, involving the Company or any of its subsidiaries; (b) a sale or transfer of a material

     amount of assets of the Company or any of its subsidiaries;

     (c) any change in the present management of the Company or the present Board of Directors of the Company; (d) any

     material change in the present capitalization or dividend

     policy of the Company; (e) any other material change in the

     Company's business or corporate structure; (f) changes in

     the Company's charter or By-laws or other actions which may impede the acquisition of control of the Company by any

     person; (g) causing a class of securities of the Company to cease to be authorized to be quoted in an inter-dealer

     quotation system of a registered national securities

     association; (h) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934;

     or (i) any action similar to any of the foregoing actions.

               IBM reserves the right, based on its continuing

     review of its investment in the Company and subject to its obligations under the Agreement, to dispose of any or all

     the shares of Series A Preferred Stock owned by it (or

     Common Stock into which such shares may be converted) and

     otherwise to change its intentions with respect to any or

     all of the matters referred to in this Item 4.  Depending on market conditions, IBM may acquire additional securities of the Company up to and including 30% of the Outstanding

     Voting Power of the Company.

     Item 5.  Interest in Securities and the Company

               Except for 6,700 shares of Common Stock (or .03%

     of the outstanding Common Stock) owned indirectly through a pension fund, the only shares of Common Stock that IBM

     beneficially owns are 3,797,561 shares of Common Stock (or

     19.8% of the outstanding Common Stock) that will be issuable on conversion of the 3,797,561 shares of Series A Preferred

     Stock that IBM acquired under the Agreement.  IBM possesses the sole power to vote or to direct the vote and to dispose of or direct the disposition of all shares of Common Stock beneficially owned by it, subject to its obligations under the Agreement.

               Except as described above and except as set forth

     in Schedule I, neither IBM nor, to the best of IBM's

     knowledge, any person named in Schedule I beneficially owns any shares of Common Stock or has effected any transactions in Common Stock during the past 60 days.


     Item 6.   Contracts, Arrangements, Understandings or
               Relationships with Respect to Securities of the Company

               The information set forth under Item 4 and in

     Exhibit 1 hereto is incorporated herein by reference.


     Item 7.  Material To Be Filed as Exhibits

               Exhibit 1.  Stock Purchase Agreement dated

     July 26, 1989, between International Business Machines

     Corporation and Policy Management Systems Corporation.


                              SIGNATURE

              After reasonable inquiry and to the best of my

     knowledge and belief, I certify that the information set

     forth in this statement is true, complete and correct.


     Dated:  August 31, 1989

                                   INTERNATIONAL BUSINESS
                                   MACHINES CORPORATION,

                                   by     /S/ Donald D. Westfall
                                       Name:  Donald D. Westfall
                                       Title: Associate General
                                              Counsel

                              SCHEDULE I

               Each of the persons against whose name an asterisk appears is a director of IBM. Each of the persons named below is a citizen of the United States of America, except Hans-Olaf Henkel, Ennio Presutti, Renato Riverso, Takeo Shiina, Helmut Sihler and John M. Thompson. The business address of each person whose principal employment is with IBM is Old Orchard Road, Armonk, New York 10504.


                                  Business address and principal
     Name                         occupation or employment

     John F. Akers*               Chairman of the Board, IBM.

     Stephen D. Bechtel, Jr*      Chairman, Bechtel Group, Inc.,
                                  50 Beale St., San Francisco,
                                  California 94105.

     Harold Brown*                Chairman, The Johns Hopkins
                                  University, 1619 Massachusetts
                                  Ave., N.W., Washington, D.C.
                                  20036.

     James E. Burke*              Chairman, Strategic Planning
                                  Committee, Johnson & Johnson,
                                  One Johnson & Johnson Plaza,
                                  New Brunswick, N.J. 08933-7006.

     Frank T. Cary*               Retired Chairman of the Board,
                                  IBM, 2000 Purchase Street,
                                  Purchase, N.Y. 10577.

     William T. Coleman, Jr.*     Partner in the law firm of
                                  O'Melveny & Meyers, Suite 500
                                  West, 555 13th Street, N.W.,
                                  Washington, D.C. 20004-1109.

     Thomas F. Frist, Jr.*        Chairman of the Board, HCA, One
                                  Park Plaza, P.O. Box 550,
                                  Nashville, Tennessee 37202-
                                  0550.

     Nicholas deB. Katzenbach*    Retired Senior Vice President,
                                  IBM; partner in the law firm of
                                  Riker, Danzig, Scherer &
                                  Hyland, Headquarters Plaza, One
                                  Speedwell Avenue, Morristown,
                                  New Jersey 07960.

     Nannerl O. Keohane*          President, Wellesley College,
                                  106 Central Street, Wellesley,
                                  Mass. 02181.

     Jack D. Kuehler*             President, IBM.

     Richard W. Lyman*            Director, Institute for
                                  International Studies, Stanford
                                  University, GSB-LC Building,
                                  Rm. 14, Stanford, Calif. 94305.

     J. Richard Munro*            Chairman of the Board and Chief
                                  Executive Officer, Time, Inc.,
                                  Time & Life Building, 34th Fl.,
                                  1271 Avenue of the Americas,
                                  New York, N.Y. 10020.

     Thomas S. Murphy*            Chairman of the Board and Chief
                                  Executive Officer, Capital
                                  Cities/ABC, Inc., 77 West 66th
                                  Street, New York, N.Y. 10023-
                                  6298.

     John R. Opel*                Chairman of the Executive
                                  Committee, IBM, 590 Madison
                                  Avenue, 40th Fl., New York,
                                  N.Y. 10022.

     Helmut Sihler*               President, Henkel KGaA.

     John B. Slaughter*           President, Occidental College
                                  1600 Campus Road, Los Angeles,
                                  Calif. 90041.

     Edgar S. Woolard, Jr.*       Chairman of the Board and Chief
                                  Executive Officer, E.I. duPont
                                  de Nemours & Co., Inc., 1007
                                  Market Street, Wilmington,
                                  Delaware 19898.

     C. Michael Armstrong         Senior Vice President, IBM.

     Walton E. Burdick            Senior Vice President,
                                  Personnel, IBM.

     George H. Conrades           Senior Vice President, IBM.

     Carl J. Conti                Senior Vice President, IBM.

     Terry R. Lautenbach          Senior Vice President, IBM.

     David E. McKinney            Senior Vice President, IBM.

     Frank A. Metz, Jr.           Senior Vice President, Finance
                                  and Planning, IBM.

     Patrick A. Toole             Senior Vice President, IBM.

     Ray S. AbuZayyad             Vice President, IBM.

     John A. Armstrong            Vice President, IBM.

     Michael J. Attardo           Vice President, IBM.

     James A. Cannavino           Vice President, IBM.

     Ralph W. Clark               Vice President, IBM.

     Robert J. Corrigan           Vice President, IBM.

     Kenneth W. Dam               Vice President, IBM.

     James E. Dezell, Jr.         Vice President, IBM.

     Nicholas M. Donofrio         Vice President, IBM.

     Gerald W. Ebker              Vice President, IBM.

     Donato A. Evangelista        Vice President and General
                                  Counsel, IBM.

     Howard C. Figueroa           Vice President, IBM.

     Lucie J. Fjeldstad           Vice President, IBM.

     Larry J. Ford                Vice President, IBM.

     James J. Forese              Vice President, IBM.

     Heinz K. Fridrich            Vice President, IBM.

     Richard T. Gerstner          Vice President, IBM.

     Victor J. Goldberg           Vice President, IBM.

     William O. Grabe             Vice President, IBM.

     Joseph M. Guglielmi          Vice President, IBM.

     Luiz F. Hahne                Vice President, IBM.

     Hans-Olaf Henkel             Vice President, IBM.

     Ellen M. Hancock             Vice President, IBM.

     Arthur J. Hedge, Jr.         Vice President, IBM.

     Harry L. Kavetas             Vice President, IBM.

     Edward J. Kfoury             Vice President, IBM.

     Robert J. LaBant             Vice President, IBM.

     Ned C. Lautenbach            Vice President, IBM.

     Paul R. Low                  Vice President, IBM.

     Edward E. Lucente            Vice President, IBM.

     Marvin L. Mann               Vice President, IBM.

     David E. McDowell            Vice President, IBM.

     Charles E. McKittrick, Jr.   Vice President, IBM.

     Ennio Presutti               Vice President, IBM.

     M. Bernard Puckett           Vice President, IBM.

     Michael J. Quinlan           Vice President, IBM.

     Renato Riverso               Vice President, IBM.

     Peter R. Schneider           Vice President, IBM.

     Stephen B. Schwartz          Vice President, IBM.

     Takeo Shiina                 Vice President, IBM.

     Robert M. Stephenson         Vice President, IBM.

     Nancy H. Teeters             Vice President, IBM.

     John M. Thompson             Vice President, IBM.

     H. Mitchell Watson, Jr.      Vice President, IBM.

     Earl F. Wheeler              Vice President, IBM.

     John P. Cunningham           Vice President and Controller,
                                  IBM.

     William W. K. Rich           Secretary, IBM.

     Robert M. Ripp               Treasurer, IBM.

     Michael H. Van Vranken       Assistant Controller, IBM.

     Joe Grills                   Assistant Treasurer, IBM.

     Ira D. Hall                  Assistant Treasurer, IBM.

     Robert N. Mattson            Assistant Treasurer, IBM.

     John H. Stewart              Assistant Treasurer, IBM.

                             ATTACHMENT 2


                  SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C. 20549

                             SCHEDULE 13D

      Under the Securities Exchange Act of 1934 (Amendment No. 1)


                 POLICY MANAGEMENT SYSTEMS CORPORATION
     ------------------------------------------------------------
                           (Name of Issuer)


                     COMMON STOCK, $.01 PAR VALUE
     ------------------------------------------------------------
                    (Title of Class of Securities)


                              731108 10 6
     ------------------------------------------------------------
                            (CUSIP Number)

              Donald Westfall, Associate General Counsel
              International Business Machines Corporation
      Room 1E-73, 2000 Purchase Street, Purchase, New York 10577
     ------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                           October 25, 1989
     ------------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See
          Rule 13d-1(a) for other parties to whom copies are to be sent.

          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


     CUSIP No. 731108 10 6


          (1)  Names of Reporting Persons S.S. or I.R.S.
               Identification Nos. of Above Persons

               INTERNATIONAL BUSINESS MACHINES CORPORATION
               13-0871985
     ------------------------------------------------------------
          (2)  Check the Appropriate Box if a Member of a Group
                                             (a)       [ ]
                                             (b)       [ ]
     ------------------------------------------------------------
          (3)  SEC Use Only
     ------------------------------------------------------------
          (4)  Source of Funds

               WC

     ------------------------------------------------------------
          (5)  Check if Disclosure of Legal Proceedings is
               Required Pursuant to Items 2(d) or 2(e)      [ ]
     ------------------------------------------------------------
          (6)  Citizenship or Place of Organization

               New York
     ------------------------------------------------------------
      Number of    (7)  Sole Voting Power               3,804,261
     Shares Bene-
       ficially    (8)  Shared Voting Power                     0
       Owned by
     Each Report-  (9)  Sole Dispositive Power          3,804,261
      ing Person
         With     (10)  Shared Dispositive Power                0
     ------------------------------------------------------------
          (11) Aggregate Amount Beneficially Owned by Each
               Reporting Person

               3,804,261
     ------------------------------------------------------------
          (12) Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares

               [ ]
     ------------------------------------------------------------
          (13) Percent of Class Represented by Amount in Row (11)

               19.8%
     ------------------------------------------------------------
          (14) Type of Reporting Person (See Instructions)

               CO

     Item 4.  Purpose of Transaction

               Item 4 is amended by deleting the entire text

     thereof and adding the following:

               On July 26, 1989, IBM entered into a Stock Pur-

     chase Agreement (the "Agreement") with the Company, pursuant to which the Company issued and IBM acquired, on August 24,

     1989, 3,797,561 shares of Series A Convertible Special

     Stock, par value $.01 per share (the "Series A Preferred

     Stock").  Those shares were purchased for investment. On

     October 25, 1989, such shares were automatically converted into an equal number of shares of Common Stock pursuant to the Agreement and the Articles of Amendment to the Articles

     of Incorporation of the Company containing the terms of the

     Series A Preferred Stock.

               The Agreement contains a "standstill" provision

     which prohibits IBM from acquiring any Voting Securities (as defined in the Agreement) without the consent of the Company if such acquisition would cause IBM to own more than 30% of the Outstanding Voting Power of the Company.  However, IBM

     may acquire Voting Securities without regard to the stand-

     still provision (1) in response to a tender offer for 35% or more of the Outstanding Voting Power of the Company or (2)

     if any other person or group acquires 20% or more of the

     Outstanding Voting Power of the Company (as defined in the

     Agreement).  "Outstanding Voting Power" of the Company for

     purposes of the Agreement means the total number of votes

     which may be cast in the election of directors if all Voting

     Securities then Outstanding were present and voted, other

     than votes that may be cast only by one class or series of stock (other than Common Stock) or upon the happening of a contingency.  "Voting Securities" of the Company for purpo-

     ses of the Agreement are the Common Stock, any other securi-

     ties having a right to vote generally for directors and any securities, rights or options convertible into, or exchange-

     able or exercisable for, such securities.

               IBM is required under the Agreement to vote all

     its Voting Securities for the nominees to the Board of

     Directors of the Company of a committee of independent

     directors not employed by the Company, so long as (1) the

     standstill provision is in effect and (2) IBM is entitled to designate nominees to the Board of Directors under the

     Agreement, as described in the next paragraph.

               The Company is required to include in the slate of

     nominees recommended to holders of Common Stock and to

     otherwise use its best efforts to cause the election to the

     Board of Directors of a specified number of persons desig-

     nated by IBM:  two persons if IBM owns at least 16% of the outstanding Voting Power of the Company; and one person if

     IBM owns at least 10%, but less than 16%, of the Outstanding

     Voting Power of the Company.

               The Company was required, upon request of IBM

     after the closing of the purchase and sale of the Series A

     Preferred Stock, to cause a person designated by IBM to be elected to the Board of Directors.  At a meeting of the

     Board of Directors of the Company held on October 17, 1989,

     Lutz F. Hahne, Vice President, IBM, was elected a director of the Company.

               So long as IBM owns more than 10% of the

     Outstanding Voting Power of the Company, IBM will be

     entitled, at the sole option of the Company, to designate an observer to attend meetings of the Board of Directors.  The parties have agreed that the Company may withhold from any such observer and any director designated by IBM under the

     Agreement, any information which would, if disclosed to IBM,

     result in a competitive disadvantage to the Company.  At a meeting of the Board of Directors of the Company held on

     October 17, 1989, Marvin L. Mann, Vice President, IBM, was

     approved as IBM's designated observer.

               IBM is also required, so long as the standstill

     provision and the development and marketing agreement

     described below are in effect and IBM owns at least 16% of the Outstanding Voting Power of the Company, to vote its

     Voting Securities on all matters other than the election of directors in the same proportion as the votes cast by other holders of Voting Securities, except that IBM may vote its

     Voting Securities in its sole discretion with respect to

     specified material matters and with respect to any action

     that is materially adverse to IBM and except that IBM may

     vote all or a greater proportion of its Voting Securities in favor of any matter that is recommended favorably by the

     Board of Directors.

               So long as IBM owns 5% or more of the Outstanding

     Voting Power of the Company, IBM is required not to transfer any Voting Securities (including its Common Stock), except

     (1) to a person approved by the Company, (2) in a privately negotiated transaction exempt from registration under the

     Securities Act of 1933 or pursuant to Rule 144 under such

     Act, (3) pursuant to an underwritten public offering regis-

     tered under such Act or (4) in response to a tender offer

     which is approved or not opposed by the Board of Directors or which is for more than 35% of the Outstanding Voting

     Power of the Company.  So long as IBM owns 5% or more of the

     Outstanding Voting Power of the Company, IBM is required not to (a) privately sell Voting Securities representing 5% or more of the Outstanding Voting Power of the Company to any person or group or (b) privately sell any Voting Securities to any person or group who has on file with the Securities and Exchange Commission a current statement on Schedule 13D under the Securities Exchange Act of 1934 reporting its

     ownership of 5% or more of the Outstanding Voting Power of the Company.

               With limited exceptions, so long as IBM owns 5% or

     more of the Outstanding Voting Power of the Company, IBM has a right of first refusal on any Voting Securities which the

     Company is proposing to sell.  IBM may exercise its right of first refusal to bring its holdings up to, but not in excess of, (1) 30% of the Outstanding Voting Power of the Company

     or (2) the percentage interest in the Company which would be held after the proposed sale of Voting Securities by the

     proposed buyer of such Voting Securities, whichever is

     greater.  The Company has a right of first refusal, as long as IBM owns 5% or more of the Outstanding Voting Power of

     the Company, on any Voting Securities which IBM is proposing to sell privately, pursuant to Rule 144 under the Securities

     Act of 1933 or in response to a tender offer for more than

     35% of the Outstanding Voting Power of the Company.

               IBM has certain rights under the Agreement to

     cause the Company to register under the Securities Act of

     1933 its Common Stock.  IBM is required, prior to requesting the Company to effect any such registration, to give the

     Company the opportunity to purchase the Common Stock to be registered at the Average Market Price (defined as the

     20-day trailing average price).

               In the event of any issuance of Voting Securities

     (including upon the exercise, but not upon the issuance, of employee stock options), IBM has the right, so long as IBM owns 5% or more of the Outstanding Voting Power of the

     Company, to preserve its percentage interest in the Out-

     standing Voting Power of the Company by purchasing Common

     Stock at the Average Market Price.

               IBM and the Company entered into a development and

     marketing agreement dated July 26, 1989.  The agreement

     provides for IBM's assistance to the Company in its

     development of insurance applications for IBM's systems

     application architecture.  In addition, IBM and the Company will establish marketing programs for certain of the

     Company's insurance applications.

               Except as set forth in the preceding paragraphs,

     IBM does not have any plans or proposals which relate to

     (a) an extraordinary corporate transaction, such as a

     merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (b) a sale or transfer of a

     material amount of assets of the Company or any of its

     subsidiaries; (c) any change in the present management of the Company or the present Board of Directors of the

     Company; (d) any material change in the present

     capitalization or dividend policy of the Company; (e) any

     other material change in the Company's business or corporate structure; (f) changes in the Company's charter or By-laws or other actions which may impede the acquisition of control of the Company by any person; (g) causing a class of

     securities of the Company to cease to be authorized to be

     quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity

     securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the

     Securities Exchange Act of 1934; or (i) any action similar to any of the foregoing actions.

               IBM reserves the right, based on its continuing

     review of its investment in the Company and subject to its obligations under the Agreement, to dispose of any or all

     the shares of Common Stock owned by it and otherwise to

     change its intentions with respect to any or all of the

     matters referred to in this Item 4. Depending on market

     conditions, IBM may acquire additional securities of the

     Company up to and including 30% of the Outstanding Voting

     Power of the Company.

     Item 5.  Interest in Securities of the Company

               Item 5 is amended by deleting the entire text

     thereof and adding the following:

               Except for 6,700 shares of Common Stock (or .03%

     of the outstanding Common Stock) owned indirectly through a pension fund, the only shares of Common Stock that IBM

     beneficially owns are 3,797,561 shares of Common Stock (or

     19.8% of the outstanding Common Stock) that were issued on conversion of the 3,797,561 shares of Series A Preferred

     Stock that IBM acquired under the Agreement.  IBM possesses the sole power to vote or to direct the vote and to dispose of or direct the disposition of all shares of Common Stock beneficially owned by it, subject to its obligations under the Agreement.

               On October 25, 1989, all the shares of Series A

     Preferred Stock held by IBM were automatically converted

     into an equal number of shares of Common Stock.  The Agree-

     ment required the Company to use its best efforts to obtain shareholder approval under the South Carolina Control Share

     Acquisitions Act of voting rights for IBM's Voting Securi-

     ties, in the event that such Voting Securities represent

     one-fifth or more of all the voting power of the Company

     (within the meaning of such Act), but only to the extent

     that such Voting Securities represent no more than 30% of the Outstanding Voting Power of the Company. Upon the

     granting of such approval, as provided in the Agreement, all the Series A Preferred Stock was deemed converted into

     Common Stock.

               Except as described above and except as set forth

     in Schedule I, neither IBM nor, to the best of IBM's knowl-

     edge, any person named in Schedule I beneficially owns any shares of Common Stock or has effected any transactions in

     Common Stock during the past 60 days.

                               SIGNATURE

               After reasonable inquiry and to the best of my

     knowledge and belief, I certify that the information set

     forth in this statement is true, complete and correct.


     Dated:  November 09, 1989

                                   INTERNATIONAL BUSINESS
                                   MACHINES CORPORATION,

                                   by     /S/ Donald D. Westfall
                                       Name:  Donald D. Westfall
                                       Title: Associate General
                                              Counsel

                             EXHIBIT INDEX

                                                  Page on which
                                                 Exhibit Appears
       Number               Document                 Status



          1      Stock Purchase Agreement dated       <FN1>
                 July 26, 1969, between
                 International Business
                 Machines Corporation and
                 Policy Management Systems
                 Corporation

          2      Stock Purchase Agreement dated       <FN2>
                 April 26, 1994, between Inter-
                 national Business Machines
                 Corporation and Policy
                 Management Systems Corporation


          3      Stock Purchase Agreement dated       <FN2>
                 April 26, 1994, among Inter-
                 national Business Machines
                 Corporation, General Atlantic
                 Partners 14, L.P. and GAP
                 Coinvestment partners.




     [FN]

     <FN1>     This Exhibit was filed with the Original Report.
               Pursuant to Rule 13d-2(c), such previously filed
               Exhibits are not required to be restated electronically.

     <FN2>     Filed electronically herewith.